                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                           FOR THE MONTH OF MARCH 2000



                               QUEBECOR WORLD INC.
                   (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
                              (Name of Registrant)



                612 ST. JACQUES STREET, MONTREAL, CANADA, H3C 4M8
                    (Address of principal executive offices)



[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]


                Form 20-F __________     Form 40-F ____X_____


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]


                      Yes __________            No ____X____


[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

                  Notice of Annual Meeting of Shareholders and
                            Management Proxy Circular
                                       of
                               QUEBECOR WORLD INC.
                             Filed in this Form 6-K


Documents index :

1.     Notice of Annual Meeting of Shareholders and Management Proxy Circular *;

2.     Proxy form for Shareholders;

3.     Return card for supplementary mailing list (C-41) Quarterly;







* Hard copy was mailed to the Securities and Exchange Commission on March 31, 2000.

                                    [GRAPHIC]

                      NOTICE OF ANNUAL AND SPECIAL MEETING
                                 OF SHAREHOLDERS

     NOTICE IS HEREBY GIVEN that an Annual and Special Meeting of the holders of Multiple Voting Shares and Subordinate Voting Shares of Quebecor Printing Inc. (the "Corporation") will be held in the Ballroom of the Marriott Chateau Champlain Hotel, 1 Place du Canada, Montreal, Quebec, Canada on Tuesday, April 25, 2000 at 10:00 a.m. (the "Meeting"), for the purposes of:

     1. receiving the consolidated financial statements of the Corporation for the year ended December 31, 1999 and the Auditors' Report thereon;

     2.   electing Directors;

     3. considering and, if deemed appropriate, approving amendments to the stock option plan of the Corporation to (i) increase to 9,000,000 the number of Subordinate Voting Shares of the Corporation that may be issued thereunder, and (ii) allow the Directors of the Corporation to participate in the stock option plan of the Corporation;

     4. considering and, if deemed appropriate, adopting a special resolution changing the name of the Corporation to "Quebecor World Inc.", the full text of which is set out in Schedule "A" to the accompanying Management Proxy Circular;

     5. appointing Auditors and authorizing the Board of Directors to determine their remuneration; and

     6. transacting such other business as may properly be brought before the Meeting.

     Enclosed is a copy of the 1999 Annual Report of the Corporation including the consolidated financial statements and the Auditors' Report thereon, together with the Management Proxy Circular of the Corporation and a form of proxy.

                                 BY ORDER OF THE BOARD OF DIRECTORS,
                                 [GRAPHIC]

                                 Louis St-Arnaud
                                 Vice President, Legal Affairs and Secretary

Montreal, Canada
March 21, 2000

                                   -----------

                                    IMPORTANT

     Shareholders registered at the close of business on March 13, 2000 are entitled to receive notice of the Meeting. SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE URGED TO COMPLETE AND SIGN THE ENCLOSED FORM OF PROXY AND RETURN IT IN THE POSTAGE-PAID ENVELOPE PROVIDED FOR THAT PURPOSE. To be valid, proxies must be received at the secretary's office of the Corporation, 612 St. Jacques Street, Montreal, Quebec, Canada, H3C 4M8, or c/o Desjardins Trust Inc., Corporate Trust Services, 1 Complexe Desjardins, P.O. Box 34, Station Desjardins, Montreal, Quebec, Canada, H5B 9Z9, no later than April 21, 2000 at 5:00 p.m.

                                   -----------

                            MANAGEMENT PROXY CIRCULAR

[GRAPHIC]

QUEBECOR PRINTING INC.
612 ST. JACQUES STREET
MONTREAL, QUEBEC
CANADA
H3C 4M8

SOLICITATION OF PROXIES

     THIS MANAGEMENT PROXY CIRCULAR (THE "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF QUEBECOR PRINTING INC. (THE "CORPORATION") OF PROXIES FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD ON TUESDAY, APRIL 25, 2000 (THE "MEETING") AT THE TIME AND PLACE AND FOR THE PURPOSES MENTIONED IN THE NOTICE OF MEETING AND AT ANY AND ALL ADJOURNMENTS THEREOF.

     Except as otherwise indicated, the information contained herein is given as at March 10, 2000. All dollar amounts appearing in this Circular are in Canadian dollars, except if another currency is specifically mentioned. On March 10, 2000, the Bank of Canada quoted the exchange rate between the Canadian dollar and the U.S. dollar at CDN$1.4574 per US$1.00.

     The proxies' solicitation is made primarily by mail. However, officers and employees of the Corporation may solicit proxies directly, but without additional compensation. In addition, the Corporation shall, upon request, reimburse brokerage firms and other custodians for their reasonable expenses in forwarding proxies and related material to beneficial owners of shares of the Corporation. The cost of soliciting proxies shall be borne by the Corporation. This cost is expected to be nominal.

APPOINTMENT OF PROXYHOLDERS

     The persons named as proxyholders in the accompanying forms of proxy are directors and officers of the Corporation. A SHAREHOLDER HAS THE RIGHT TO APPOINT AS PROXYHOLDER A PERSON (WHO IS NOT REQUIRED TO BE A SHAREHOLDER) OTHER THAN THE PERSONS WHOSE NAMES ARE PRINTED AS PROXYHOLDERS IN THE ACCOMPANYING FORM OF PROXY, BY STRIKING OUT SAID PRINTED NAMES AND INSERTING THE NAME OF HIS CHOSEN PROXYHOLDER IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE IN THE FORM OF PROXY.

     To be valid, proxies must be received at the secretary's office of the Corporation, 612 St. Jacques Street, Montreal, Quebec, Canada, H3C 4M8, or c/o Desjardins Trust Inc., Corporate Trust Services, 1 Complexe Desjardins, P.O. Box 34, Station Desjardins, Montreal, Quebec, Canada, H5B 9Z9, no later than April 21, 2000 at 5:00 p.m.

REVOCATION OF PROXIES

     A shareholder giving a proxy may revoke the proxy by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, by an instrument in writing executed by an officer or attorney thereof duly authorized, and deposited at the secretary's office of the Corporation, 612 St. Jacques Street, Montreal, Quebec, Canada, H3C 4M8, at any time up to and including the last business day preceding the Meeting, or any adjournment thereof at which the proxy is to be used, or with the Chairman of such Meeting, on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law.

VOTING OF SHARES AT THE MEETING

     The persons named in the enclosed proxy will vote the shares in respect of which they are appointed in accordance with the instructions of the shareholder appointing them. UNLESS OTHERWISE INDICATED, THE VOTING RIGHTS ATTACHING TO THE SHARES REPRESENTED BY A FORM OF PROXY WILL BE VOTED "FOR" IN RESPECT OF ALL PURPOSES DESCRIBED HEREIN.

     The enclosed proxy confers discretionary authority upon the persons named therein with respect to all amendments to matters identified in the Notice of Meeting and to any other matter which may properly come before the Meeting. Management knows of no such amendments, variations or other matters to come before the Meeting.

     Unless otherwise indicated, the resolutions submitted to a vote at the Meeting must be passed by a majority of the votes cast by the holders of Multiple Voting Shares and Subordinate Voting Shares, as a single class, present at the Meeting in person or by proxy.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

     The shares of the Corporation giving the right to vote at the Meeting are the Multiple Voting Shares and the Subordinate Voting Shares. Each Multiple Voting Share carries the right to ten votes and each Subordinate Voting Share carries the right to one vote. As of March 10, 2000, there were 62,984,552 Multiple Voting Shares and 84,732,468 Subordinate Voting Shares outstanding.

     The holders of Multiple Voting Shares and the holders of Subordinate Voting Shares whose names appear on the list of shareholders prepared at the close of business, on March 13, 2000 (the "Record Date") will be entitled to vote at the Meeting and any adjournment thereof if present or represented by proxy thereat. A transferee of Multiple Voting Shares or Subordinate Voting Shares, as the case may be, acquired after the Record Date, is entitled to vote those shares at the Meeting and at any adjournment thereof if he produces properly endorsed share certificates for such shares or if he otherwise establishes that he owns the shares and if he requires, not later than ten days before the Meeting, that his name be included on the list of shareholders entitled to vote at the Meeting.

     To the knowledge of the directors and officers of the Corporation, the only person who beneficially owns or exercises control or direction over more than 10% of the shares of any class of voting shares of the Corporation is Quebecor Inc. ("Quebecor"), directly and through a wholly-owned subsidiary. As of March 10, 2000, Quebecor held a total of 56,211,277 Multiple Voting Shares, representing 89.25% of the Multiple Voting Shares outstanding and 78.66% of all the voting rights attached to all the shares of the Corporation.

     In 1992, concurrently with the Corporation's initial public offering, Quebecor, Caisse de depot et placement du Quebec ("Caisse") and the Corporation entered into a shareholders' agreement providing for rights of first refusal with respect to certain transfer of shares of the Corporation held by Quebecor and Caisse, rights of representation to the Board of Directors of the Corporation in favour of Caisse as well as veto rights in favour of Quebecor and Caisse in certain circumstances. These veto rights were also incorporated in the Corporation's by-laws. The shareholders' agreement also provided that it shall terminate if, among other things, Caisse owns, directly and indirectly, less than 5% of the outstanding Multiple Voting Shares and Subordinate Voting Shares. Accordingly, as a result of the issuance of 25,052,248 Subordinate Voting Shares to the shareholders of World Color Press, Inc. ("World Color") in 1999, Caisse's ownership fell below 5%. Consequently, the Shareholders' Agreement was automatically terminated, and the veto rights provisions of the Corporation's by-laws ceased to be in force.

MANAGEMENT'S REPORT AND FINANCIAL STATEMENTS

     The Management's Report, the consolidated financial statements and the auditors' report thereon, for the year ended December 31, 1999, included in the Corporation's 1999 Annual Report, will be submitted to the shareholders at the Meeting, but no vote with respect thereto is required nor will be taken.

ELECTION OF DIRECTORS

     The articles of the Corporation provide that the Board of Directors shall consist of a minimum of three and a maximum of 15 directors. It is proposed by the Management of the Corporation that 12 directors be elected for the current year. The term of office of each director so elected will expire upon the election of his successor unless he shall resign from his office or his office shall become vacant by death, removal or other cause. The Management of the Corporation does not contemplate that any of the nominees for election at the Meeting will be unable, or for any reason will become unwilling, to serve as a director but, if that should occur prior to the election, the persons named in the accompanying form of proxy reserve the right to vote for another nominee in their discretion unless the shareholder has specified that his shares are to be withheld from voting on the election of directors.

     In 1999, the directors of the Corporation, in accordance with the articles of the Corporation and the CANADA BUSINESS CORPORATIONS ACT, appointed to the Board of Directors two new directors, The Right Honourable Brian Mulroney, former Prime Minister of Canada, and Mr. Robert G. Burton, who resigned for personal reasons shortly after his nomination. Mr. Mulroney had been a director of the Corporation from April 1997 to April 1999. All nominees, with the exception of Mr. Reginald K. Brack whose nomination as Director is hereby submitted, are currently Directors of the Corporation.

     Except where authority to vote on the election of directors is withheld, the persons named in the accompanying form of proxy will vote for the election of the 12 nominees whose names are hereinafter set forth.

     The following table sets forth certain information in respect of the nominees for election to the Board of Directors. Except where indicated and except as disclosed in previous management proxy circulars of the Corporation, all nominees have been engaged in the principal occupation next to their names for more than five years.


---------------------------------------------------------------------------------------------------------------------------------
NAME                                               PRINCIPAL OCCUPATION                     DIRECTOR    SUBORDINATE VOTING SHARES
                                                                                             SINCE              OWNED OR
                                                                                                          CONTROLLED, DIRECTLY
                                                                                                            OR INDIRECTLY(1)
---------------------------------------------------------------------------------------------------------------------------------
Reginald K. Brack*............. Chairman Emeritus, Time Inc. (Magazines and books             --                           --
                                publisher)

Charles G. Cavell.............. President and Chief Executive Officer of the Corporation     1989                       1,070(2)

Robert Coallier................ Vice President and Chief Financial Officer, C-MAC            1991                          --
                                Industries Inc. (Parent company of a leading
                                multinational industrial group in the high-tech
                                micro-electronics field)

Marcello A. De Giorgis......... Corporate Director                                           1992                          --

Raymond Lemay(3)............... Corporate Director                                           1989                       1,000(4)

Eileen A. Mercier.............. President, Finvoy Management Inc. (Management                1999                         300
                                consulting firm)

The Right Honourable Brian      Senior Partner, Ogilvy Renault (Barristers and               1997                       1,000
   Mulroney, P.C., C.C., LL.D.. Solicitors) and Chairman of the Board, Sun Media
                                Corporation (Newspapers publishing company)

Jean Neveu..................... Chairman of the Board of the Corporation and of              1989                       1,800(5)
                                Quebecor (Communications holding company)

Robert Normand................. Corporate Director                                           1999                       1,000

---------------------------------------------------------------------------------------------------------------------------------
NAME                                               PRINCIPAL OCCUPATION                     DIRECTOR    SUBORDINATE VOTING SHARES
                                                                                             SINCE              OWNED OR
                                                                                                          CONTROLLED, DIRECTLY
                                                                                                            OR INDIRECTLY(1)
---------------------------------------------------------------------------------------------------------------------------------
Erik Peladeau.................. Vice Chairman of the Board of Quebecor (Communications       1989                         --(6)(7)
                                holding company), Chairman of the Board of Quebecor
                                Communications Inc. (Communications company) and Vice
                                Chairman of the Board of Sun Media Corporation
                                (Newspapers publishing company)

Pierre Karl Peladeau........... Vice Chairman of the Board of the Corporation,               1989                         --(7)
                                President and Chief Executive Officer of Quebecor
                                (Communications holding company), Vice Chairman of the
                                Board of Donohue Inc. (Forest products company), Vice
                                Chairman of the Board of Sun Media Corporation
                                (Newspapers publishing company) and Chairman
                                of the Board of Informission Group Inc.
                                (Information technology management
                                consultants)

Alain Rheaume.................. Executive Vice President and Chief Financial Officer         1997                         --
                                and Treasurer, Microcell Telecommunications Inc.
                                (Personal communications services company)
---------------------------------------------------------------------------------------------------------------------------------

(1) This information has been provided to the Corporation by the respective nominees. This information excludes shares of subsidiaries of the Corporation that may be owned by a nominee director in order to qualify as a director of such subsidiaries under applicable law.

(2)  Mr. Cavell also owns 6,000 Class B Subordinate Voting Shares of Quebecor.

(3)  Mr. Lemay was Executive Vice President of Quebecor until January 8, 1999.

(4)  Mr. Lemay also owns 1,250 Class A Multiple Voting Shares of Quebecor.

(5)  Mr. Neveu also owns 65,614 Class B Subordinate Voting Shares of Quebecor.

(6)  Mr. Erik Peladeau owns 5,340 Class B Subordinate Voting Shares of Quebecor.

(7) Les Placements Peladeau inc., a corporation held, directly and indirectly, by the Estate of the Late Pierre Peladeau and members of the immediate family of the Late Pierre Peladeau (including his sons Mr. Erik Peladeau and Mr. Pierre Karl Peladeau), controls Quebecor, the Corporation's parent company. The Estate of the late Pierre Peladeau exercises control over Gestion Peladeau Inc. which holds 1,700 Subordinate Voting Shares of the Corporation.

* Mr. Brack has held his current position since June 30, 1997. Prior to this, he had occupied the position of Chairman of the Board of Time Inc.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

COMPENSATION OF DIRECTORS

     All non-employee directors of the Corporation received, in 1999, a base compensation of $12,500 per year, plus directors' fees of $1,200 for each meeting in which they participated. The Chairman of a committee of the Board of Directors however received a fee of $2,000 for each meeting of such committee. In 1999, ten directors earned an aggregate of $285,208 for services rendered in such capacity.

COMPENSATION OF EXECUTIVE OFFICERS

         The following table shows certain selected compensation information for Mr. Charles G. Cavell, the President and Chief Executive Officer of the Corporation, and the four most highly compensated executive officers of the Corporation during the financial year ended December 31, 1999 (collectively, the "Named Executive Officers") for services rendered in all capacities during the financial years ended December 31, 1999, 1998 and 1997.

                                                  SUMMARY COMPENSATION TABLE

---------------------------------------------------------------------------------------------------------------------------------
                                                 ANNUAL COMPENSATION                      LONG-TERM COMPENSATION
                                      ----------------------------------------------------------------------------------
                                                                                             AWARDS           PAYOUTS
                                                                                   -----------------------------------
                                                                                   SECURITIES   RESTRICTED    LTIP      ALL OTHER
                                                                                      UNDER     SHARES OR    PAYOUTS  COMPENSATION
                                                                          OTHER      OPTIONS/    RESTRICTED     ($)         ($)
                                                                          ANNUAL       SARS     SHARE UNITS
NAME AND                                    SALARY         BONUS(1)    COMPENSATION  GRANTED(3)      ($)
PRINCIPAL POSITION           YEAR            ($)             ($)           ($)          (#)
---------------------------------------------------------------------------------------------------------------------------------
Charles G. Cavell*           1999     $ 1,094,458(4)        $ 720,000      $ 71,943     408,708     --          --          --
President and Chief          1998     $   804,306           $ 500,000      $ 59,473     473,121     --          --          --
Executive Officer of the     1997     $   727,767           $ 308,125      $ 94,178      65,875     --          --          --
Corporation
---------------------------------------------------------------------------------------------------------------------------------
Christian M. Paupe*(5)       1999      $ 331,075            $ 139,750           -- (2)  130,000     --          --          --
Executive Vice President,    1998        --                --                   --      --          --          --          --
Chief Administrative         1997        --                --                   --      --          --          --          --
Officer and Chief
Financial Officer
---------------------------------------------------------------------------------------------------------------------------------
Marc L. Reisch*(6)           1999   US$ 600,000(7)        US$ 321,500(8)        -- (2)  550,000     --          --          --
President and Chief          1998        --                --                   --      --          --          --          --
Executive Officer,           1997        --                --                   --      --          --          --          --
Quebecor World North
America
---------------------------------------------------------------------------------------------------------------------------------
Christopher H. Rudge*        1999     $ 363,248(9)          $ 218,347           -- (2)  111,356     --          --          --
President, Quebecor World    1998     $ 293,779             $ 169,268           -- (2)    6,278     --          --          --
International, President,    1997     $ 214,152             $ 115,942           -- (2)    1,040     --          --          --
Quebecor World Canada
---------------------------------------------------------------------------------------------------------------------------------
Guy Trahan                   1999   US$ 377,904           --                    -- (2)   17,490     --          --          --
President, Quebecor          1998   US$ 347,872           US$ 152,640           -- (2)   19,117     --          --          --
World Latin America          1997   US$ 346,859           US$ 71,535            -- (2)     --       --          --          --
---------------------------------------------------------------------------------------------------------------------------------

* These Named Executive Officers are also members of the Office of the Chief Executive Officer of the Corporation.

(1) Bonuses amounts are paid in cash in the year following the financial year for which they are awarded.

(2) Perquisites do not exceed the lesser of $50,000 or 10% of the total of the salary and bonuses.

(3)  Underlying securities: Subordinate Voting Shares.

(4) Including $200,000 paid to Mr. Cavell by Sun Media Corporation, an indirect subsidiary of Quebecor, for services rendered as Chairman of the Board of Sun Media Corporation from February 28, 1999 to December 31, 1999.

(5)  Mr. Paupe joined the Corporation in January 1999.

(6) Mr. Reisch joined the Corporation in August 1999 following the acquisition of World Color. On October 20, 1999, in accordance with the terms and conditions of the merger agreement entered into by the Corporation in relation with the acquisition of World Color, Mr. Reisch received a cash payment of US$3,836,680, as well as 110,060 Subordinate Voting Shares of the Corporation in exchange for 453,539 options to purchase common stock of World Color.

(7) Represents Mr. Reisch's annual base salary. Since Mr. Reisch joined the Corporation in August 1999, the amount of Mr. Reisch's base salary disbursed by the Corporation was US$219,231.

(8) This amount represents bonus paid to Mr. Reisch since he joined the Corporation in August 1999.

(9) Since May 3, 1999, in addition to the position he already held, Mr. Rudge also held the position of President, International Operations. His resulting annual salary increased from $330,000 to $375,000.

     OPTIONS GRANTED IN 1999

     The Corporation has established a stock option plan for its executives (the "Executive Stock Option Plan") which is administered by the Compensation Committee of the Corporation. Participants in the Plan are granted options which may be exercised to purchase Subordinate Voting Shares of the Corporation. In addition, in 1991, a distinct stock option plan was established for Mr. Charles
G. Cavell, President and Chief Executive Officer

(who is also eligible to participate in the Executive Stock Option Plan), pursuant to which Mr. Cavell was granted options to subscribe to a total of 135,000 Subordinate Voting Shares (the "CEO Stock Option Plan"). As of March 10, 2000, a total of 90,000 Subordinate Voting Shares had been subscribed to by Mr. Cavell under the CEO Stock Option Plan.

     In 1999, the Corporation made a special grant of options to a group of 13 key executives incenting them to maximize the benefits which may result from the integration of the operations of World Color and the Corporation in the United States and free cash flow from operations. As part of this special grant, Mr. Cavell, Mr. Reisch and Mr. Paupe were granted options to subscribe to an aggregate of 350,000, 550,000 and 100,000 Subordinate Voting Shares, respectively.

     The following table sets forth grants of stock options to subscribe to Subordinate Voting Shares under the Executive Stock Option Plan and the CEO Stock Option Plan during the financial year ended December 31, 1999 to the Named Executive Officers.

---------------------------------------------------------------------------------------------------------------------------------
                                                  % OF TOTAL
                                                  OPTIONS/SARS                       MARKET VALUE OF
                              SECURITIES           GRANTED TO                      SECURITIES UNDERLYING
                            UNDER OPTIONS/        EMPLOYEES IN      EXERCISE OR    OPTIONS/SARS ON THE
                             SARS GRANTED         FINANCIAL YEAR     BASE PRICE       DATE OF GRANT
             NAME                 (#)                  (%)          ($/SECURITY)        ($/SECURITY)        EXPIRATION DATE
---------------------------------------------------------------------------------------------------------------------------------
Charles G. Cavell              58,708                  3.24%            $32.79            $33.25(1)        February 19, 2009
                              350,000(2)              19.31%            $33.80            $34.05(1)        October 29, 2009
---------------------------------------------------------------------------------------------------------------------------------
Christian M. Paupe             30,000                  1.66%            $32.79            $33.25(1)        February 19, 2009
                              100,000(2)               5.52%            $33.80            $34.05(1)        October 29, 2009
---------------------------------------------------------------------------------------------------------------------------------
Marc L. Reisch                550,000(2)              30.34%          US$23.06          US$23.06(3)        October 29, 2009
---------------------------------------------------------------------------------------------------------------------------------
Christopher H. Rudge           11,356                  0.63%            $32.79            $33.25(1)        February 19, 2009
                              100,000                  6.54%            $32.91            $33.80(1)        December 21, 2008(4)
---------------------------------------------------------------------------------------------------------------------------------
Guy Trahan                     17,490                  0.96%          US$21.74          US$22.31(3)        February 19, 2009
---------------------------------------------------------------------------------------------------------------------------------

(1) Based on the closing sale price of the Subordinate Voting Shares on the Toronto Stock Exchange on the date of grant.

(2) The vesting of these options is tied with the achievement of key financial performance indicators, which are fully described under "Report on Executive Compensation -- Special Grants in 1999" on p. 12 of this Circular.

(3) Based on the closing sale price of the Subordinate Voting Shares on the New York Stock Exchange on the date of grant.

(4) These options were granted to Mr. Rudge on December 22, 1998 as part of his 1999 compensation package.

     OPTIONS EXERCISED IN 1999

     The following table indicates for each of the Named Executive Officers the number of options to purchase Subordinate Voting Shares, if any, exercised during the financial year ended December 31, 1999, the gains realized upon exercise, the total number of unexercised options held at December 31, 1999 and the value of such unexercised options at that date.

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                      VALUE OF UNEXERCISED
                                                                  UNEXERCISED OPTIONS/SARS          "IN-THE-MONEY" OPTIONS/
                                SECURITIES       AGGREGATE                AT FY-END                      SARS AT FY-END(2)
                                ACQUIRED ON        VALUE        -----------------------------------------------------------------
                                 EXERCISE       REALIZED(1)     EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
              NAME                  (#)             ($)             (#)              (#)              ($)              ($)
---------------------------------------------------------------------------------------------------------------------------------
Charles G. Cavell                  30,000        $984,990         204,456         1,005,900      $3,380,329        $4,020,580
---------------------------------------------------------------------------------------------------------------------------------
Christian M. Paupe                  --              --              --              130,000           --                --
---------------------------------------------------------------------------------------------------------------------------------
Marc L. Reisch                      --              --              --              550,000           --                --
---------------------------------------------------------------------------------------------------------------------------------
Christopher H. Rudge                --              --              2,875           119,287         $38,946          $ 72,409
---------------------------------------------------------------------------------------------------------------------------------
Guy Trahan                          --              --             44,015            17,077        $691,681          $ 99,909
                                    --              --              --               35,894           --           US$128,197
---------------------------------------------------------------------------------------------------------------------------------

(1) The Aggregate Value Realized upon exercise is the difference between the closing sale price of the Subordinate Voting Shares on the Toronto Stock Exchange (or on the New York Exchange for U.S. participants) on the exercise date and the exercise price of the Named Executive Officers' option.

(2) The Value of Unexercised In-The-Money Options at Financial Year-End is the difference between the option price and the closing sale price of the Subordinate Voting Shares on the Toronto Stock Exchange on December 31, 1999 (or on the New York Stock Exchange for U.S. participants). This gain, unlike the gain set forth in the column "Aggregate Value Realized", has not been, and may never be, realized. The underlying options have not been, and may not be, exercised; and actual gains, if any, on exercise will depend on the value of the Subordinate Voting Shares on the date of exercise. The closing sale price of the Subordinate Voting Shares on the Toronto Stock Exchange, on December 31, 1999, was $32.25 per share, and on the New York Stock Exchange, was US$22.25 per share.

(3) The vesting of some of these options is tied with the achievement of key financial performance indicators, which are fully described under "Report on Executive Compensation -- Special Grants in 1999" on p. 12 of this Circular.

     PENSION BENEFITS

     CANADIAN BASIC PLAN. The Corporation maintains a basic pension plan for its non-unionized Canadian employees. The pension is calculated on the basis of the average salary of the five consecutive years in which the salary was the highest, including bonuses, multiplied by the number of years of membership in the plan as an executive officer. The pension is payable at the normal retirement age of 65 years or from the age of 62, without reduction if the executive officer has completed a minimum of ten years of service.

     The maximum pension payable under the pension plan is as prescribed by the INCOME TAX ACT. An executive officer contributes to the plan an amount equal to 5% of his salary not exceeding $86,111, up to a maximum of $4,305 per year.

-------------------------------------------------------------------------------
                                     YEARS OF MEMBERSHIP
-------------------------------------------------------------------------------
REMUNERATION            10           15          20          25          30
-------------------------------------------------------------------------------
$86,111 or more      $17,222      $25,833     $34,444     $43,056     $51,667
-------------------------------------------------------------------------------

     The pension is payable for life. In case of death after retirement, the plan provides a five years full pension guarantee starting at the retirement date. After such period, the surviving spouse will continue to receive for life, 60% of the pension.

     As of December 31, 1999, the credited number of years of membership in the plan for all the Named Executive Officers were for Mr. Charles G. Cavell, 18 years and 6 months, for Mr. Guy Trahan, 11 years and 6 months, for Mr. Christopher H. Rudge, 8 years and 6 months, and for Mr. Christian M. Paupe, 1 year.

     ADDITIONAL BENEFITS FOR MR. CHARLES G. CAVELL. The pension of Mr. Charles G. Cavell is calculated on the basis of the average salary (including bonuses) of the three consecutive years in which such salary was the highest. The pension is payable without reduction from the age of 60, and indexed each year. The pension is payable for life. In case of death after retirement, the plan provides a five years full pension guarantee starting at the retirement date. After such period, the surviving spouse will continue to receive for life, 66 2/3% of the pension. The credited service of Mr. Cavell as of December 31, 1999 (two years per year of membership in the plan) was 22 years and 6 months.

-------------------------------------------------------------------------------
                                     YEARS OF MEMBERSHIP
-------------------------------------------------------------------------------
REMUNERATION            10           15          20          25          30
-------------------------------------------------------------------------------
$ 900,000            $171,389     $257,083    $342,778    $428,472    $514,167
-------------------------------------------------------------------------------
$1,100,000           $211,389     $317,083    $422,778    $528,472    $634,167
-------------------------------------------------------------------------------
$1,300,000           $251,389     $377,083    $502,778    $628,472    $754,167
-------------------------------------------------------------------------------
$1,500,000           $291,389     $437,083    $582,778    $728,472    $874,167
-------------------------------------------------------------------------------

     Mr. Charles G. Cavell, has also an additional retirement benefit, whereby he is guaranteed to receive, under certain conditions, upon retirement, payment of a maximum lump sum amount of $600,000, which amount is subject to downward adjustments if the closing sale price of the Corporation's Subordinate Voting Shares, at the time of his retirement (60 years of age), is less than $16.67 per share (as adjusted to reflect any share subdivision or consolidation).

     CANADIAN SUPPLEMENTARY RETIREMENT PLANS. In addition to the basic Canadian pension plan, the Corporation provides supplementary retirement plans for its Canadian executive officers. These plans are personalized and provide for the following additional benefits in accordance with the number of years of membership in the plan upon retirement:

-------------------------------------------------------------------------------
                                     YEARS OF MEMBERSHIP
-------------------------------------------------------------------------------
REMUNERATION            15              20              25             30
-------------------------------------------------------------------------------
$300,000             $40,963         $54,618         $68,272        $ 81,926
-------------------------------------------------------------------------------
$400,000             $64,213         $85,618        $107,022        $128,426
-------------------------------------------------------------------------------
$500,000             $87,463        $116,618        $145,772        $174,926
-------------------------------------------------------------------------------

     The pension is payable according to the same specifications as to the basic Canadian Plan. At December 31, 1999, the number of years of membership in the plan for the Named Executive Officers are: Christopher H. Rudge, 6 years and 4 months, and Guy Trahan, 9 years and 3 months.

     U.S. PENSION PLAN BENEFITS. The retirement plan of the former World Color in which the executive officers, among others, participate is named the World Color Press Cash Balance Plan (the "Cash Balance Plan"), and provides for the determination of a participant's accrued benefit on a cash balance formula. Although the Cash Balance Plan is a defined benefit pension plan, each participant is credited with a hypothetical individual account in order to better describe his or her benefit. A participant's cash balance account is credited each month with an amount equal to 4% (on an annualized basis) of the participant's annual base wages plus monthly interest at an annual rate equal to the interest rate on one-year U.S. Treasury securities. A participant in the Cash Balance Plan becomes fully vested in his accrued benefit after the completion of five years of service.

         Benefits under the Cash Balance Plan are limited to the extent required by provisions of the Code, and the Employee Retirement Income Security Act of 1974, as amended. If payment of actual retirement benefits is limited by such provisions, an amount equal to any reduction in retirement benefits will be paid as a supplemental benefit under World Color's unfunded Supplemental Executive Retirement Plan, as amended (the "Supplemental Benefit Plan"). The following sets forth the estimated combined annual retirement benefits under the Cash Balance Plan and the Supplemental Benefit Plan (exclusive of Social Security payments) payable on a straight single life annuity basis to Mr. Reisch, assuming continued service until age 65 and current compensation levels remain unchanged.

-------------------------------------------------------------------------------
                                           ESTIMATED ANNUAL BENEFITS PAYABLE
NAME                                                UPON RETIREMENT
-------------------------------------------------------------------------------
Marc L. Reisch                                        US$568,336
-------------------------------------------------------------------------------

     EMPLOYMENT ARRANGEMENTS AND AGREEMENTS

     MARC L. REISCH. The terms of employment for Mr. Marc L. Reisch, the President and Chief Executive Officer, Quebecor World North America, contemplate that he will be paid an annual salary of US$600,000 to be reviewed annually; he will participate in the Corporation's short-term incentive plan; he will be entitled to receive stock option grants under the Corporation's Executive Stock Option Plan; and that he will receive all benefits to which other senior executives of the Corporation are entitled to receive. Mr. Reisch is also entitled to receive severance benefits in case of termination of employment pursuant to his employment arrangement with the corporation and that certain Retention and Severance Agreement entered into between Mr. Reisch and World Color in August 1999 (the "Retention and Severance Agreement").

     The terms of Mr. Reisch's employment also provides for the special one-time grant of two separate groups of stock options to purchase an aggregate of 550,000 Subordinate Voting Shares of the Corporation at a price of US$23.0625, the vesting of which options is tied with the achievement of certain key financial performance indicators which are fully described under "Report on Executive Compensation -- Special Grants in 1999" on p. 12 of this Circular.

     The Retention and Severance Agreement and condition of the special one-time option grants include non-competition/non-solicitation covenants restricting Mr. Reisch's ability to own, manage, operate, join, control or participate in the ownership, management, operation or control of any "competing business, with certain exceptions or to solicit customers or employees. Such restrictions to be effective during Mr. Reisch's employment and for a period of up to 18 months after termination of his employment.

     CHRISTIAN M. PAUPE. On December 3, 1998, Mr. Christian M. Paupe, the Executive Vice President, Chief Administrative Officer and Chief Financial Officer of the Corporation, entered into an employment agreement with the Corporation. Pursuant to the terms and conditions of such agreement, as amended, Mr. Paupe received, in 1999, an annual salary of $331,075; he is entitled to participate in the Corporation's short-term incentive plan and Executive Stock Option Plan; he was granted an interest-free loan of $150,000 repayable over five years (the full amount of which was still outstanding as of March 10, 2000); and he is entitled to all other benefits attributable to his position. Mr. Paupe's employment also provided for a special grant of an option to subscribe to 30,000 Subordinate Voting Shares. Upon termination of Mr. Paupe's employment without cause, the Corporation agreed to forego repayment of the balance of the $150,000 loan and grant immediate vesting of his option to subscribe to 30,000 Subordinate Voting Shares if such termination occurs within the first two years of his employment with the Corporation.

     CHRISTOPHER H. RUDGE. On May 21, 1998, Mr. Christopher H. Rudge entered into an employment agreement with the Corporation. Mr. Rudge holds the following offices, President, Quebecor World International and President, Quebecor World Canada. Pursuant to the terms and conditions of his employment agreement, Mr. Rudge received, in 1999, an annual salary of $363,248; he is entitled to participate in the Corporation's short-term incentive plan and the Executive Stock Option Plan; and he is entitled to all other benefits attributable to his position.

     GUY TRAHAN. On July 7, 1997, Mr. Guy Trahan, president, Quebecor World Latin America, entered into an employment agreement with the Corporation. Pursuant to the terms and conditions of such employment agreement, Mr. Trahan received, in 1999, an annual salary of US$377,904; he is entitled to participate in the Corporation's short-term incentive plan and Executive Stock Option Plan; and he is entitled to certain expatriate benefits and other benefits attributable to his position. Mr. Trahan has also entered into a non-compete agreement.

REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee recognizes the fundamental value added by a highly committed management team. The skills and impact of this group of individuals are essential to the successful management of the Corporation and vital to the formulation and implementation of its strategic plan. The executive compensation package reviewed by the Compensation Committee aims primarily at:

     o Maximizing the creation of shareholder value;

     o Promoting the achievement of organizational objectives;

     o Ensuring that financial targets are achieved or exceeded; and

     o Attract, retain and reward key contributors.

     The executive compensation package is composed of three major components: base salary and benefits, short-term incentive compensation and long-term incentive compensation.

SALARY AND BENEFITS

     Salary and benefits policies of the Corporation are determined using various annual compensation surveys that are representative of the commercial printing industry and large industrial companies and organizations with international operations, some of which are specifically prepared on behalf of the Corporation by consulting firms on the basis of a list of comparable corporations. The base compensation paid to employees of the Corporation is established on the basis of representative criteria in the countries where the Corporation operates, taking into account inflation, trends and the Corporation's profitability. On the basis of an overall budget authorized by the Board of Directors, each operational unit must justify the evolution of its salary and benefits policies based on its results.

SHORT-TERM INCENTIVE COMPENSATION

     The Corporation maintains a short-term incentive plan for the senior management of the Corporation and its subsidiaries which provides for the payment of cash bonuses to managers whose business units (divisions or subsidiaries) reach results in line with the budget approved by the Corporation, and additional bonuses if the operating results have exceeded the budgeted results. Since January 2000, the payment of bonuses is also tied with the achievement of personal objectives. The Corporation's short-term incentive plan focuses on the achievement of key financial performance indicators such as operating income, cash return on capital employed and earnings per share. The amount of these payments must be approved by the Compensation Committee.

     In the case of the Named Executive Officers, incentive bonuses vary in proportion to base salary, depending primarily on the level of responsibilities, when the financial and strategic objectives are achieved. When such objectives are exceeded, bonuses are higher; when objectives are not met, the incentive bonuses are lower, or nil depending on the circumstances.

     The Compensation Committee reviewed and approved the 1999 bonuses under the short-term incentive plan on the basis that management's performance exceeded the objectives presented to the Compensation Committee at the beginning of the financial year ended December 31, 1999.

LONG-TERM INCENTIVE COMPENSATION

     The long-term incentive component is made up of the Executive Stock Option Plan which provides for the issuance of options to executive officers to purchase Subordinate Voting Shares of the Corporation.

     The Compensation Committee determines the executives eligible for the granting of options pursuant to the Executive Stock Option Plan. It also determines the size of each grant and the date on which each grant is to become effective. The exercise price of options granted is equal to the average of the closing sale prices of the Subordinate Voting Shares traded on the Toronto Stock Exchange for prices in Canadian dollars and on the New York Stock Exchange for prices in US dollars, on the last five trading days immediately preceding the day of grant. The options may be exercised during periods not exceeding ten years from the grant date.

     The number of options granted annually to executives is determined exclusively on the basis of a multiple of the base salary of such persons. The specific number of options which may be granted is determined with reference to the market value of the Subordinate Voting Shares. Some senior executives receive an additional number of options based on their annual base compensation. Under this policy (which was in force until December 31st, 1999), the multiple ranges between 50% and 200% of the annual base salary, and the number of outstanding options held by the executives is not taken into account when determining the number of options that should be granted under normal grants.

     Options may generally be exercised as follows: (i) on or after the second anniversary of the grant date, as to 25% of the optioned shares or any part thereof; (ii) on or after each of the third and fourth anniversary of the grant date, as to an additional 25% of the optioned shares or any part thereof; and
(iii) on or after the fifth anniversary of the grant date, as to the remaining 25% of the optioned shares or any part thereof, subject to the right of the Compensation Committee to determine at the time of grant that a particular option will be exercisable in whole or in part on dates different from the above, provided that the term of such option be less than ten years. Starting on February 22, 2000, options granted under the Executive Stock Option Plan since February 22, 2000 will be vesting equally over a four-year period.

     Any option granted pursuant to the Executive Stock Option Plan will lapse for a limited period of time after the holder thereof ceases to be at the employment of the Corporation. In the event of death, retirement or disability, any option held by the optionee lapses twelve months after the date of any such death, retirement or disability.

SPECIAL GRANTS IN 1999

     With a view of maximizing the cost savings, synergies and cash flow available for repayment of debt associated with the acquisition of World Color, the Corporation has granted, on October 29, 1999, to a group of 13 individuals (including certain Named Executive Officers), a special one-time grant of options to subscribe to an aggregate of 1,520,000 Subordinate Voting Shares in accordance with the Executive Stock Option Plan. The Compensation Committee views this special grant as an opportunity for key executives to accelerate the full integration of the operations of World Color and the Corporation in the United States and to maximize free cash flow from operations. As part of this special grant, Mr. Charles G. Cavell, Mr. Marc L. Reisch and Mr. Christian M. Paupe were granted the following options:

     CHARLES G. CAVELL. Mr. Cavell, the President and Chief Executive Officer of the Corporation, was granted options to subscribe to 350,000 Subordinate Voting Shares at a price of $33.80 per share subject to the following:

      (i) TRANCHE 1. If the Corporation has recognized annualized savings of US$100 million as of December 31, 2000, 150,000 Subordinate Voting Shares under option will be earned by Mr. Cavell;

      (ii) TRANCHE 2. If the Corporation has recognized annualized savings of US$150 million as of June 30, 2001, an additional 50,000 Subordinate Voting Shares under option will be earned by Mr. Cavell; and

      (iii) TRANCHE 3. If consolidated cash flow from operations after investment in non-cash working capital and capital expenditures are of at least US$473 million as of December 31, 2000, 150,000 Subordinate Voting Shares under option will be earned by Mr. Cavell.

     Once earned, these options will vest and become exercisable at 25 percent a year beginning on February 1st, 2001 for tranches 1 and 3 and on February 1st, 2002 for tranche 2.

     MARC L. REISCH. Mr. Reisch, the President and Chief Executive Officer, Quebecor World North America, was granted options to subscribe to an aggregate of 550,000 Subordinate Voting Shares in accordance with the following:

     COST SAVINGS AND SYNERGIES OPTION. Mr. Reisch was granted options to subscribe to 250,000 Subordinate Voting Shares at an exercise price of US$23.0625 per share subject to meeting the following target level of cost savings and synergies associated with the acquisition of World Color:

     (i) TRANCHE 1. If the Corporation has recognized annualized savings of US$75 million as of December 31, 2000, 100,000 Subordinate Voting Shares under option will be earned by Mr. Reisch;

     (ii) TRANCHE 2. If the Corporation has recognized annualized savings of US$100 million as of December 31, 2000, an additional 100,000 Subordinate Voting Shares under option will be earned by Mr. Reisch; and

     (iii) TRANCHE 3. If the Corporation has recognized annualized savings of US$150 million as of June 30, 2001, the remaining 50,000 Subordinate Voting Shares under option will be earned by Mr. Reisch.

     Once earned, Tranche 1 and Tranche 2 options will vest and become exercisable at 25 percent a year beginning in February 2001, while Tranche 3 options will vest and become exercisable at 25 percent a year beginning in February 2002.

     FREE CASH FLOW OPTION. Mr. Reisch was granted options to subscribe to 300,000 Subordinate Voting Shares at an exercise price of US$23.0625 per share as at October 29, 1999 if the Company's level of "Free Cash Flow" for the years ending December 31, 2000 and December 31, 2001, is equal to or higher than the financial targets to be established simultaneously with the finalization of the Corporation's restructuring plan. For purposes of this special grant to Mr. Reisch, Free Cash Flow will be defined as EBITA (operating income adding back non-cash amortization expenses) less capital expenditures and cash costs to be incurred as a result of the restructuring of the manufacturing platform. These Free Cash Flow targets are for the combined North American operations of Quebecor Printing and the former World Color. Once earned, 150,000 of these options will vest and become exercisable at 25 percent a year beginning in February 2001 and 150,000 of these options will vest and become exercisable at 25% per year beginning in February 2002.

     CHRISTIAN M. PAUPE. Mr. Paupe, the Executive Vice President, Chief Administrative Officer and Chief Financial Officer of the Corporation, was granted an option to subscribe to 100,000 Subordinate Voting Shares at a price of $33.80, which option shall be earned if consolidated cash flow from operations after investment in non-cash working capital and capital expenditures are of at least US$473 million as of December 31, 2000. Once earned, 50,000 shares will become exercisable at 25 percent a year beginning on February 1st, 2001 and 50,000 shares will become exercisable at 25 percent a year beginning on February 1st, 2002.

COMPENSATION OF THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

     The level of aggregate compensation of Mr. Charles G. Cavell, the President and Chief Executive Officer of the Corporation, was determined in relation to the Corporation's results, Mr. Cavell's overall achievements and comparable positions with other Canadian industry leaders having international operations. For the year ended December 31, 1999, the base salary for Mr. Charles Cavell, for the performance of functions described above, was $900,000. Mr. Cavell was also awarded a bonus of $720,000 (representing 80% of his target annual incentive award) under the Corporation's short-term incentive plan for the 1999 financial year.

     Recognizing Mr. Cavell's exceptional contribution to the growth of the Corporation, the Board of Directors granted him, in 1998, an option to subscribe to 400,000 Subordinate Voting Shares of the Corporation, which option shall become exercisable 30 days after he has reached the age of 62, on condition that he has maintained his employee status up until the date of exercise. In 1999, the Board of Directors renewed Mr. Cavell's extraordinary equity award to underline his instrumental role in the acquisition of World Color and its integration with the Corporation's U.S. operations. Mr. Cavell's decision-making and management skills have been a key factor in the Corporation's current position as the largest commercial printer in the world and its capacity to rapidly and successfully integrate strategic acquisitions. Accordingly, on October 29, 1999, in acknowledgement of Mr. Cavell's accomplishments, the Compensation Committee granted him an option to subscribe to 350,000 Subordinate Voting Shares of the Corporation at the then market price of $33.80 as above mentioned.

CONCLUSION

     By way of application of the Corporation's executive compensation policy, an important part of executive compensation is linked to corporate, business unit and individual performance, as well as stock performance and long-term improvement. The Compensation Committee continuously reviews executive compensation programs to ensure that they maintain their competitiveness and continue to focus on the Corporation's objectives, values and business strategies.

     Depending on specific circumstances, the Committee may also recommend employment terms and conditions that deviate from the policies and the execution by the Corporation or its subsidiaries of employment contracts on a case-by-case basis.

     For the Committee:

     Raymond Lemay (Chairman)
     Jean Neveu
     Erik Peladeau
     Pierre Karl Peladeau
     Alain Rheaume

CORPORATE GOVERNANCE PRACTICES

     The Board of Directors considers good corporate governance practices an important factor in the overall success of the Corporation. The following is a summary discussion of the Corporation's corporate governance practices in view of the guidelines of the Toronto Stock Exchange (the "TSE Guidelines").

MANDATE OF THE BOARD OF DIRECTORS

     The mandate of the Board of Directors of the Corporation is to assume the stewardship of its overall administration and to oversee the management of the Corporation's operations. Every year the Corporation's senior management reviews and updates the Corporation's strategic plan and submits the details of same to the Board of Directors. The general objectives to be achieved by the President and Chief Executive Officer of the Corporation are established by the Board of Directors in accordance with such strategic plan. As stated in the Corporation's 1999 Annual Report accompanying this Circular, the strategic planning process has been thoroughly carried out in 1999, and the members of the Board of Directors are satisfied with the Corporation's progress and results.

     The Board of Directors, working with the Corporation's senior management, is also responsible for the identification of the principal risks of the Corporation's business activities and for ensuring the proper management of such risks. For example, the Corporation has established a department to oversee environment-related issues. This department submits to the Board of Directors a quarterly, detailed environmental report prepared by its Environmental Committee. Although this Committee is not a committee of the Board of Directors, its purpose is to ensure the Corporation's company-wide compliance with all environmental laws and requirements. Board members are thus given the opportunity to assess the Corporation's proactive efforts in dealing with environmental issues. The Corporation has also adopted a Code of Business Conduct, under the responsibility of the President and Chief Executive Officer, the Vice President, Human Resources, and the Vice President, Legal Affairs and Secretary. Every new employee of the Corporation must become familiar with the Code of Business Conduct and agree to abide by its provisions.

     In order to make the members of the Board more familiar with the Corporation's business activities and principal operations managers, the Board has held meetings over the past years at its printing facilities located in various Canadian and U.S. cities (Edmonton, Toronto, Ottawa, Clarksville and Dallas). In addition, presentations are regularly made before the Board regarding certain company activities. The Corporation has also prepared a guide containing information regarding the company; the guide is updated every year and distributed to Board members. During the last fiscal year, the Board of Directors held 11 meetings.

COMPOSITION OF THE BOARD OF DIRECTORS

     The articles of the Corporation provide for a maximum of fifteen Directors. The Board of Directors is actually composed of 11 Directors (plus one vacancy) 6 of whom are outside and unrelated directors. In determining unrelated directors, the Board of Directors has retained those who are not officers of the Corporation or of any of its subsidiaries, who are free from any relationship with Quebecor, the Corporation's parent company, and who are free of any business relationship which could materially interfere with their ability to act with a view to the best interest of the Corporation. The following 6 directors were considered to be "unrelated" and "outside" directors of the Corporation (as such terms are defined in the TSE Guidelines): Robert Coallier, Marcello A. De Giorgis, Raymond Lemay, Eileen A. Mercier, Robert Normand and Alain Rheaume. The Corporation is of the opinion that the composition of its Board of Directors fairly reflects the voting rights of the minority shareholders of the Corporation. The Corporation also considers the size of its Board of Directors allows it to operate in an efficient manner.

COMMITTEES OF THE BOARD OF DIRECTORS

     The By-laws of the Corporation provide that the Board of Directors may delegate to any of its Board committees, any power that the Board may exercise, save those powers any Board committee is prohibited from exercising by law. The Board has established the following committees:

     (I) EXECUTIVE COMMITTEE

     The Executive Committee is composed of Messrs. Jean Neveu (Chairman), Charles G. Cavell, Raymond Lemay, Erik Peladeau, Pierre Karl Peladeau and Alain Rheaume. It exercises all the powers of the Board of Directors in respect of the management and direction of the business and affairs of the Corporation, subject to certain restrictions under applicable laws. The Executive Committee met 13 times during the past fiscal year.

     (II) AUDIT COMMITTEE

     The Audit Committee is composed of Messrs. Robert Coallier (Chairman), Raymond Lemay and Robert Normand. It reviews the Corporation's annual and quarterly financial statements, monitors the audit services rendered by the Corporation's independent auditors and reviews their recommendations and Management's efforts to follow-up on same, and ensures that the Corporation has established adequate financial and accounting control mechanisms. The Audit Committee is responsible for ensuring the integrity of the Corporation's internal audit process and of the Corporation's information management systems. One of the objectives of this committee is to assist the Corporation's Directors in duly executing their duties and responsibilities, notably those relating to their financial accountability. The Audit Committee, all of whose members are unrelated directors, is also responsible for the reinforcement of the role of unrelated directors, by fostering discussions between the Directors, the members of the Audit Committee, management and the Corporation's external and internal auditors, ensuring the discussion and the resolution of questions, if any, pertaining to the presentation of financial information. The Audit Committee held five meetings during the past fiscal year.

     (III) COMPENSATION COMMITTEE

     The Compensation Committee is composed of Messrs. Raymond Lemay (Chairman), Jean Neveu, Pierre Karl Peladeau, Erik Peladeau and Alain Rheaume. Messrs. Jean Neveu, Erik Peladeau and Pierre Karl Peladeau are also members of the Compensation Committee of Quebecor. The Compensation Committee is responsible for the establishment of the general compensation policies pertaining to wages, bonuses and any other form of compensation for all the employees of the Corporation. It establishes the compensation of the senior executives of the Corporation and administers the Executive Stock Option Plan and the Employee Stock Purchase Plan. In addition, it approves the payment of bonuses to officers who have met or exceeded the requirements of the

Corporation's budgetary forecasts. This Committee also oversees the Corporation's succession planning. The Board of Directors appoints the Corporation's senior officers upon the recommendation of the President and Chief Executive Officer. This Committee periodically reports on its activities to the Corporation's Board of Directors. The Compensation Committee met four times during the last fiscal year.

     (IV) PENSION COMMITTEE

     The Pension Committee is composed of Mr. Raymond Lemay (Chairman), Mr. Marcello A. De Giorgis and Mrs. Eileen A. Mercier. This Committee reviews the policies proposed by the Corporation's Pension Funds Managers and the performance of such funds. The Pension Committee also receives and examines the annual reports tabled by the Corporation's various pension committees (Canadian, U.S. and others), participates in the selection of suitable fund managers and reviews the recommendations of said committees. The Pension Committee then submits the appropriate recommendations to the Executive Committee or to the Board of Directors. The Pension Committee met two times during the past fiscal year.

OTHER CORPORATE GOVERNANCE MATTERS

     The general responsibility for corporate governance has not been assigned to a committee of directors, the Corporation being presently of the opinion that such a responsibility should remain with the Board of Directors as a whole. Moreover, the Corporation has not felt, up to the present time, that it was necessary to define position descriptions for the Board, nor to implement a formal performance review process of its individual directors. Given the various approval levels involved in order to authorize any major commitment, the Corporation has established appropriate structures and methods ensuring that the Board of Directors can function independently of Management.

     Except in special circumstances, the members of the Board of Directors have not deemed appropriate, up to the present time, to hold meetings in the absence of its related directors. However, such a procedure, while unusual, could be used if the unrelated Directors expressed their wish to do so. Also, up to the present time, the members of the Board of Directors have not, on an individual basis, requested the assistance of an outside adviser.

     Presently the Corporation has not established a Committee with the responsibility of recruiting new nominees to the Board. However, the Chairman of the Board solicits, as need be, the advice of others on new nominees to the Board and assesses same with the input of certain other members of the Board.

COMMUNICATIONS WITH INVESTORS AND SHAREHOLDERS

     The Corporation believes it is senior management's responsibility to issue statements on behalf of the Corporation, in matters relating to communications with investors. In order to provide information to its shareholders and the financial community at large, the Corporation has set up a team responsible for investor relations and corporate communications.

CONCLUSION

     The Corporation and its Board of Directors are of the opinion that, up to the present time, the corporate governance guidelines implemented by the Corporation have been judicious and well geared to its activities. The Corporation continues to assess its corporate governance guidelines in a constructive manner and in the best interests of the Corporation and all its shareholders.

PERFORMANCE GRAPH

     The performance graph presented below illustrates the cumulative total return of a $100 investment in the Corporation's Subordinate Voting Shares, compared with the cumulative total return of the Toronto Stock Exchange TSE 300 Composite Index, the Standard & Poor's / TSE 60 Composite Index in Canadian dollars.

     The year-end values of each investment are based on share appreciation plus dividends paid in cash, the dividends having been reinvested on the date they were paid. The calculations exclude brokerage fees and taxes. Total shareholder returns from each investment can be calculated from the year-end investment values shown below the graph.

                        CUMULATIVE TOTAL RETURNS IN CDN$
                 VALUE OF $100 INVESTED ON DECEMBER 31, 1994(1)

                                    [GRAPHIC]

                                                     31/12/94     31/12/95      31/12/96     31/12/97      31/12/98      31/12/99
                                                     --------     --------      --------     --------      --------      --------
Quebecor Printing..................................    $100         $157          $167          $173          $236         $230
TSE 300 Index.....................................     $100         $115          $147          $169          $166         $219
S&P/TSE 60........................................     $100         $116          $153          $183          $186         $249
-----------

(1) Since November 17, 1999, the Corporation is part of the S&P/TSE 60 composite index. Consequently, the Corporation has replaced the S&P 500 (Cdn$) by the S&P/TSE 60 index as a benchmark for purposes of performance graph. Management believes that the composition of the S&P/TSE 60 is a more appropriate benchmark. The value of $100 invested on December 31, 1994 in the S&P 500 (Cdn$) was $361 as of December 31, 1999.

LIABILITY INSURANCE

     The Corporation purchases and maintains in force liability insurance for the directors and officers of the Corporation and of its subsidiaries. This insurance provides a coverage limit of US$50,000,000 per event and policy year. For the fiscal year ended December 31, 1999, the Corporation paid US$149,809 in liability insurance premiums. A deductible of US$500,000 applies when the Corporation is authorized or obliged to indemnify the persons insured.

TRANSACTIONS WITH INTERESTED PARTIES

     In consideration of its advisory services to the Corporation in connection with the negotiation of the acquisition of World Color, Quebecor received a fee of US$6.5 million in 1999. Such fee was discussed at a meeting of the Executive Committee of the Board of Directors of Quebecor Printing held on July 15, 1999 and it was determined that the payment of the fee would be subject to the approval of the directors of the Corporation who are not related to Quebecor. Such approval was obtained at a meeting of the Board of Directors held on July 22, 1999.

     During the fiscal year ended on December 31, 1999, the Corporation and its subsidiaries have done business, at market rates, with Quebecor and other organizations within Quebecor group. The Corporation and its major subsidiaries intend to continue to engage in similar transactions on terms which are generally no less favourable to the Corporation than would be available to it from unaffiliated third parties.

     The Corporation considers the amounts paid with respect to the various transactions discussed above to be reasonable and competitive.

AMENDMENTS TO THE EXECUTIVE STOCK OPTION PLAN

     PROPOSAL NO 1: INCREASE THE NUMBER OF SHARES ISSUABLE UNDER THE PLAN

     On February 22, 2000, the Board of Directors adopted a resolution authorizing an amendment to the Executive Stock Option Plan to increase to 9,000,000 the number of Subordinate Voting Shares that can be issued pursuant thereto. This increase was viewed by the Board of Directors as necessary to maximize the benefits of long-term incentive compensation, particularly in view of the cost savings and synergies which may result from the implementation of the Corporation's major restructuring plan designed to optimally integrate the World Color operations in the United States.

     Therefore, at the Meeting, the shareholders will be asked to consider and, if deemed advisable, adopt the following resolution:

     "RESOLVED:

     THAT the amendment to the Executive Stock Option Plan adopted by the Board of Directors of the Corporation as of February 22, 2000, increasing the number of Subordinate Voting Shares that can be issued pursuant to such Executive Stock Option Plan to 9,000,000, be and it is hereby approved."

     The Board of Directors recommends that shareholders vote for the approval of said resolution. Unless instructions are given to vote against the proposed amendment to the Plan to increase the number of Subordinate Voting Shares that can be issued pursuant thereto, the persons whose names appear on the enclosed proxy form will vote in favour of the aforementioned resolution.

     PROPOSAL NO 2: ALLOW THE DIRECTORS TO PARTICIPATE IN THE PLAN

     On February 4, 2000, the Board of Directors adopted a resolution authorizing an amendment to the Executive Stock Option Plan to allow the directors of the Corporation to participate in the Executive Stock Option Plan. Therefore, at the Meeting, the shareholders will also be asked to consider and, if deemed advisable, adopt the following resolution:

     "RESOLVED:

     THAT the amendment to the Executive Stock Option Plan adopted by the Board of Directors of the Corporation as of February 4, 2000, allowing the directors of the Corporation to become eligible participants under such Executive Stock Option Plan, be and it is hereby approved."

     The Board of Directors recommends that shareholders vote for the approval of said resolution. Unless instructions are given to vote against the proposed amendment to the Plan to allow directors to become eligible participants under the Executive Stock Option Plan, the persons whose names appear on the enclosed proxy form will vote in favour of the aforementioned resolution.

MODIFICATION OF THE CORPORATE NAME

     During the Meeting, the shareholders will be asked to examine and, if they deem appropriate, to adopt a special resolution (the full text of which is reproduced in Schedule A to this Circular) to change the corporate name of the Corporation to "Quebecor World Inc.".

     As part of the Corporation's activities in the United States, and in connection with the acquisition of World Color, the Board of Directors adopted, at a meeting held on February 4, 2000, a resolution approving the proposed change of the Corporation's corporate name to "Quebecor World Inc.". The Board of Directors is of the view that the new corporate name provides a reminder of the historical background of the merged operations and, at the same time, more accurately reflects the global presence of the Corporation. The Board of Directors therefore recommends that shareholders vote for the approval of the special resolution.

     No less than two thirds (2/3) of the votes cast by holders of Multiple Voting Shares and holders of Subordinate Voting Shares voting together will be required for the adoption of this special resolution.

     Unless instructions are given to vote against the approval of this special resolution, the persons whose names appear on the enclosed proxy form will vote in favour of the aforementioned resolution.

APPOINTMENT AND REMUNERATION OF AUDITORS

     At the Meeting, the shareholders will be called upon to appoint Auditors to hold office until the next Annual Meeting of Shareholders and to authorize the directors to establish the remuneration of the auditors so appointed.

     Except where authority to vote on the election of auditors is withheld, the persons named in the accompanying form of proxy will vote for the appointment of the firm KPMG LLP as auditors of the Corporation, compensation for their services to be determined by the Board of Directors.

OTHER BUSINESS

     The Management of the Corporation knows of no other matter to be put before the Meeting. If, however, any other matters properly come before the Meeting, the persons designated in the accompanying form of proxy shall vote on such matters in accordance with their best judgement pursuant to the discretionary authority conferred thereon by the proxy with respect to such matters.

AVAILABILITY OF DISCLOSURE DOCUMENTS

     The Corporation is a reporting issuer under the securities legislation of all of the provinces of Canada and of the United States and is therefore required to file continuous disclosure documents such as interim and annual financial statements, a proxy circular, an annual information form, material change reports and press releases with such securities regulatory authorities. Copies of said documents may be obtained free of charge on request from the Office of the Secretary of the Corporation or on the Internet at the following addresses: http://www.sedar.com and http://www.sec.gov/edgarhp.htm.

DIRECTORS' APPROVAL

     The Board of Directors of the Corporation has approved the contents of this Circular and the sending hereof to the holders of Multiple Voting Shares and Subordinate Voting Shares.




                                    [SIGNATURE]

                                    Louis St-Arnaud
                                    Vice President, Legal Affairs and Secretary

                                   SCHEDULE A
                SPECIAL RESOLUTION RELATING TO THE CHANGE OF NAME

"BE IT RESOLVED AS A SPECIAL RESOLUTION:

1. THAT section 1 of the Articles of Incorporation of the Corporation, as amended, be further amended to change the current corporate name of the Corporation to "Quebecor World Inc.";

2. THAT the Corporation be and is hereby authorized and directed to request a certificate of amendment pursuant to the Canada Business Corporations Act (the "CBCA") in order to give effect to this special resolution;

3. THAT any director or officer of the Corporation be and is hereby authorized and instructed for and on behalf of the Corporation to sign and deliver all documents and perform all other acts that such director or officer may deem necessary or advisable to give effect to this Special Resolution including, without being limited thereto, the delivery of Articles of Amendment in prescribed form to the Director named under the CBCA, the signature of any such document or the performance of any such act constituting conclusive proof of this determination; and

4. THAT, notwithstanding the provision hereof, the directors of the Corporation may revoke this Special Resolution at any time prior to the issuance, pursuant to the CBCA, of a certificate of amendment giving effect to this resolution, without further approval by the shareholders of the Corporation."

                               [QUEBECOR PRINTING LOGO]

                               [QUEBECOR PRINTING LOGO]
                       MANAGEMENT PROXY OF THE CORPORATION
               FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                                   -----------
          THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION

The undersigned shareholder of QUEBECOR PRINTING INC. hereby appoints (CHECK (A) or (B))

|_|  (A)  JEAN NEVEU or failing him, PIERRE KARL PELADEAU, or failing him,
          CHARLES G. CAVELL.

|_|  (B)  *                             OF
          -----------------------------    ------------------------------------
                       (Name)                              (Address)

as the proxy of the undersigned to attend, act and vote for and on behalf of the undersigned at THE ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS OF THE CORPORATION, TO BE HELD IN THE BALLROOM OF THE MARRIOTT CHATEAU CHAMPLAIN HOTEL, 1 PLACE DU CANADA, MONTREAL, QUEBEC, CANADA ON TUESDAY, APRIL 25, 2000 AT 10:00 A.M. (MONTREAL TIME) AND AT ANY AND ALL ADJOURNMENTS THEREOF.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED PURSUANT TO THE
INSTRUCTIONS GIVEN BELOW. HOWEVER, IF NO INSTRUCTIONS ARE GIVEN, THIS PROXY WILL BE VOTED "FOR" THE PROPOSALS SET OUT HEREIN.

To elect Reginald K. Brack, Charles                   (MARK WITH AN X)
G. Cavell, Robert Coallier, Marcello A.
De Giorgis, Raymond Lemay, Eileen A.
Mercier, The Right Honourable Brian
Mulroney, P.C., C.C., LL.D., Jean Neveu,
Robert Normand, Erik Peladeau, Pierre
Karl Peladeau and Alain Rheaume, as
presented in the Management Proxy                  FOR                |_|
Circular accompanying this proxy, as               ABSTENTION         |_|
directors of the Corporation.                      ----------------------

To approve an amendment to the
Stock Option Plan of the Corporation to
increase to 9,000,000 the number of
Subordinate Voting Shares of the                   FOR                |_|
Corporation that may be issued                     AGAINST            |_|
thereunder.                                        ----------------------

To approve an amendment to the
Stock Option Plan of the Corporation to            FOR                |_|
allow directors of the Corporation to              AGAINST            |_|
participate in the Stock Option Plan.              ----------------------

To adopt a special resolution
changing the name of the Corporation to
"Quebecor World Inc." the full text of             FOR                |_|
which is set out in Schedule "A" to the            AGAINST            |_|
accompanying Management Proxy Circular.            ----------------------

To appoint KPMG, LLP as auditors                   FOR                |_|
and to authorize the directors to fix              ABSTENTION         |_|
their remuneration.                                ----------------------

DISCRETIONARY AUTHORITY IS HEREBY CONFERRED WITH RESPECT TO ANY AMENDMENTS
OR VARIATION TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING. MANAGEMENT IS NOT AWARE OF ANY SUCH AMENDMENTS, VARIATIONS OR OTHER MATTERS TO BE PRESENTED AT THE MEETING.

* A shareholder has the                 DATED this          day of  2000.
  right to appoint a person to
  attend and act for and on
  behalf of him/her at the
  Meeting other than the person
  designated in (A) above and
  may do so by checking (B)
  above and inserting such other        ---------------------------------
  person's name in the blank            SIGNATURE OF SHAREHOLDER
  space provided.

                                        ---                           ---




                                        ---                           ---

THIS PROXY MUST BE EXECUTED BY THE SHAREHOLDER OR HIS/HER ATTORNEY
AUTHORIZED IN WRITING OR, IF THE SHAREHOLDER IS A CORPORATION, UNDER ITS CORPORATE SEAL, BY A DULY AUTHORIZED OFFICER OR ATTORNEY THEREOF. REMEMBER TO DATE AND SIGN THIS PROXY. IF THE PROXY IS NOT DATED, IT SHALL BE DEEMED TO BEAR THE DATE ON WHICH IT IS MAILED BY MANAGEMENT.

          REFERENCE IS MADE TO THE ENCLOSED MANAGEMENT PROXY CIRCULAR.

                                                             (FRANCAIS AU VERSO)

CHER ACTIONNAIRE,                         DEAR SHAREHOLDER

Comme vous le savez, les actions          As you know, your shares are
que vous detenez sont au nom de votre     being held under the name of your
firme de courtage, banque ou societe      brokerage firm, bank or trust
de fiducie. Si vous desirez recevoir      company. If you wish to receive a
une copie des etats financiers            copy of the interim financial
trimestriels, veuillez completer et       reports, please complete and return
retourner ce formulaire dans              this form in the enclosed envelope,
l'enveloppe ci-jointe, aux soins de       c/o Desjardins Trust Inc., Corporate
Fiducie Desjardins inc., Services         Trust Services, 1 Complexe
fiduciaires aux societes, 1 Complexe      Desjardins, P.O. Box 34, Station
Desjardins, case postale 34,              Desjardins, Montreal (Quebec),
Succursale Desjardins, Montreal           H5B 1E4.
(Quebec), H5B 1E4.

VEUILLEZ ECRIRE EN LETTRES MOULEES / PLEASE PRINT

Nom / Name:                 ---------------------------------------------------

Adresse / Address:          ---------------------------------------------------

Ville / City:               ---------------------------------------------------

Province:                   ---------------------------------------------------

Code postal / Postal code:  ---------------------------------------------------

LANGUE DE CORRESPONDANCE
LANGUAGE CODE

Francais: |_|
English:  |_|



J'atteste detenir des actions de Imprimeries Quebecor inc.

I hereby confirm that I am the owner of shares of Quebecor Printing Inc.

Date:
            -------------------------------------------------------------------

Signature:
            -------------------------------------------------------------------

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



         QUEBECOR WORLD INC.

         (Signed) Claudine Tremblay

         ---------------------------------
         By:      Claudine Tremblay
                  Assistant Secretary




         Date:    February 5, 2001